March 2, 2007

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Attention:   Mr. Rufus Decker, Accounting Branch Chief
          Mr. Scott Watkinson, Staff Accountant

Re: Form 10-K for Fiscal Year Ended June 24, 2006
Form 10-Q for Quarter Ended September 23 and December 23, 2006
File No. 1-367

Dear Mr. Decker and Mr. Watkinson:

We have reviewed your comment letter dated February 9, 2007 and have provided detailed responses keyed to your letter. We will address staff comments in future filings where applicable.

1.	Comment:
General

Where a comment below requests additional disclosure or other revisions please show us what the revision will look like in your response. These revisions should be included in your future filings, including interim ones.

Response:
The Company notes the comment and has included the revisions in its responses. These revisions, where appropriate, will be included in its future filings.

2.	Comment:
Management’s Discussion and Analysis, page 8
Results of Operations - 2006 versus 2005, page 8
Earnings (Loss) before taxes (Benefit), page 9

Where you identify more than one business reason contributing to a fluctuation between periods please quantify each individual reason identified when practicable. For example, you indicate that pricing and volume of sales to Sears contributed to the decrease in gross margin in 2006, but you do not individually quantify the effect of pricing and volume changes on gross margin. You also do not quantify the magnitude of the inventory adjustment related to your Suzhou, China plant.

Response:
The Company notes the comment. Where applicable, the Company will quantify multiple reasons contributing to a fluctuation between periods in future filings. The Company has rewritten certain sections of the Results of Operations, 2006 versus 2005 as follows:

RESULTS OF OPERATIONS

2006 versus 2005

Overview For fiscal 2006, the Company incurred a net loss of $3.8 million or ($.57) per basic and diluted share compared to a realization of net income of $4.0 million, or $.61 per basic and diluted share in fiscal 2005. This represents a decline in pre-tax earnings of $12.1 million. The reduction in pre-tax earnings occurred primarily at the gross margin line, with increases in selling, general and administrative expenses and gains on real estate and asset sales in fiscal 2005, which did not reoccur in fiscal 2006, accounting for the remaining pre-tax decline in operating income. As discussed below, lower pricing and lower volume at the Evans Division and increases in medical and pension costs caused lower margins. Also, certain items relating to the purchase accounting for the Tru-Stone acquisition and to the shutdown of the Evans Division Charleston plant were recorded in the fourth quarter. The above items are discussed in more detail below.

Sales Sales for fiscal 2006 were up $5.0 million or 3% compared to fiscal 2005. Domestic sales were down 1% reflecting lower pricing due to pressure from foreign competitors on certain product categories. Much of the domestic sales decline was related to the Evans Rule Division ($5.8 million). Excluding the Evans Rule Division, domestic sales increased $5.0 million (5%). Foreign sales were up 5% (4% decrease in local currency) driven by the strengthening of the Brazilian Real against the U.S. dollar and strong export sales from the Brazilian operations ($8.9 million) and growing sales for the Chinese operations ($.9 million).

Earnings (loss) before taxes (benefit) The pretax loss for fiscal 2006 was $6.9 million compared to $5.2 million of pretax earnings for fiscal 2005. This represents a decrease of pretax earnings of $12.1 million. Approximately $7.1 million of this decrease is at the gross margin line. The gross margin percentage dropped from 27.4% in the prior year to 23.2% in the current year. This was primarily driven by the Evans Division as a result of the combination of lower pricing ($3.0 million) and unit volume ($.1 million) primarily from its largest customer, Sears. In addition, this division has only been able to pass along a portion of its higher material costs to its customers. Also, an inventory adjustment recorded at the Suzhou, China plant during fiscal 2006 ($1.0 million) created a drop in margin compared to fiscal 2005.  Domestic gross margins were reduced during fiscal 2006, as the Company experienced a $1.3 million increase in medical costs and a $1.8 million increase in pension costs for its domestic businesses. The majority of these increases ($2.3 million) impacted the gross margin line with the remaining impact on selling, general and administrative costs. Therefore, these impacts and those discussed above (i.e. Evans and Suzhou adjustments) explain the vast majority of the $7.1 million decrease in gross margin. As the Dominican Republic moving costs continue to decline from levels experienced in fiscal 2006 and the full impact of Tru-Stone’s higher gross margins are experienced, the Company should see improvement in the gross margin percentage over the course of the next fiscal year. Selling, general and administrative expense increased $1.4 million from fiscal 2005 to fiscal 2006. This is primarily a result of increases in employee benefit costs, relating to health insurance and pension costs as discussed above, of which $.8 million impacted selling, general and administrative expenses. In addition, there was a $.6 million increase relating to computer maintenance and support. Included in Other Income for fiscal 2005 is the pretax gains on the sales of the Elmhurst, IL facility, the CMM division assets and the Skipton plant, amounting to $1.5 million, $.7 million and $.7 million, respectively.

3.	Comment:
Management’s Discussion and Analysis, page 8
Results of Operations - 2006 versus 2005, page 8
Earnings (Loss) before taxes (Benefit), page 9

We also note that while you have discussed the change in gross margin between 2005 and 2006, gross margin explains only 59% of the change in pretax earnings. Where material, you should discuss changes in the other income and selling, general and administrative expense line items. In this regard, you recognize a non-recurring gain of $2.8 million on the sale of real estate and CMM assets in 2005, which you identify, but do not quantify, in the Overview section. The components of gain are included in your reconciliation of the non-GAAP performance measure on page 10; however, you should discuss and quantify this gain in your explanation of the changes in earnings before taxes.

Response:
The Company notes the comment. Where applicable, the Company will discuss changes in the other line items in future filings. See re-written Results of Operations section above.

4.	Comment:
Net Income (Loss) per Share, page 10

You present a non-GAAP performance measure that you characterize as “Pro-Forma Net Income (Loss).” Please disclose the material limitations associated with the use of this non-GAAP measure compared to GAAP net income, how you compensate for these limitations, and the substantive reasons that you believe the measure provides useful information to investors. Please refer to Question 8 in the June 13, 2003
Frequently Asked Questions Regarding the Use of Non-GAAP Measures and Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response:
The Company notes the comment. The Company believes that the benefit to the reader in better understanding certain items which are not necessarily part of the Company’s core business outweighs the limitations of this non-GAAP subtotal. Specifically, for fiscal 2006 the Tru-Stone purchase accounting inventory charge occurs for only a finite period subsequent to the date of acquisition based upon highly predictable inventory turns. Similarly, the Evans retention bonus and shutdown reserves relate to a non-recurring move of operations from South Carolina to the Dominican Republic, although the Company acknowledges that there is no assurance that such items will not occur in the future. The Company also believes that the financial impact of these items disappeared within a near-term finite period. The fiscal 2005 items represent various sales of assets. The nature of these sales are not part of the Company’s core business or operations. In this regard, management uses this information to evaluate the economic substance derived from non-core activities and its impact on the Company’s strategic plan. It is therefore beneficial to the reader to understand the impact of these items on the Company’s net income as reported under GAAP. The Company will cease the use of the “pro-forma” label in future filings and replace it with “net income excluding certain items (non-GAAP).” In addition, the Company will better explain in future filings why the Company believes certain items are unusual in nature and note any important limitations of the non-GAAP item as an analytical tool as compared to the most directly comparable GAAP measure, such as if the non-GAAP measure does not reflect cash expenditures.

5.	Comment:
Net Income (Loss) per Share, page 10

Please tell us the factors you considered in concluding that your exclusion of restructuring charges from each period presented provides useful information to investors. Please refer to Question 9 in the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Measures and Item 10(e)(1)(ii)(B) of Regulation S-K.

Response:
The Company notes the comment. The Company recognizes the guidance included in Question 9 in June 13, 2003 Frequently Asked Questions Regarding the Use of NON-GAAP Measures. The Company evaluated the 2006 and 2004 restructuring charges and believes that the retention bonuses and shutdown reserves for Evans and the 2004 Plant relocations, which represented severance, training and relocation/closure expenses relating to its Skipton, England and Alum Bank, Pennsylvania manufacturing facilities are unusual within the normal context of the Company’s core business. Company management, in evaluating the performance of the core business, regularly excludes these particular charges. The Company believes this is appropriate because, as the Company disclosed in its Form 10-K, the Company is in a period of transition as it seeks to achieve and maintain consistent profitability and removing these charges allows management to better evaluate the result of the Company’s core business operating results. Although the impact of these charges are immediate, both from a GAAP basis and a cash flow basis, management also consider them to be longer term investments the Company is making to achieve and maintain consistent profitability. As noted in our response to Comment 4 above, the Company believes that the financial impact of these items will disappear within a near-term finite period. The Company believes showing their impact provides the reader with additional information to understand the Company’s core business results and allows the reader to evaluate those results similar to management. As noted in the Company’s Form 10-K disclosure, although the Company believes these items to be unusual in nature, there is no assurance that similar items will not occur in the future.

The Company intends to provide the enhanced disclosure, as provided in our response to Comment 4 above, in future filings. We believe these enhanced disclosures will make it clear to the investors why we believe this measure is useful, and also the limitations of the measure. The Company understands the requirements of Rule 10(e)(1) of Regulation S-X and will evaluate and comply in future filings.

6.	Comment:
Net Income (Loss) per Share, page 10

Please also revise the title of your non-GAAP performance measure to remove “pro forma” and refer to the exclusion of items required by GAAP. You should consider a characterization similar to “net income excluding certain items.”

Response:
As state above, the Company will cease to use the “pro-forma” and make it clear that all items highlighted are required to be included in the Company’s results to comply with GAAP. The Company will do this and use the title “net income excluding certain items (non-GAAP)” in all future filings.

7.	Comment:
Results of Operations - 2005 versus 2004, page 10
Income (Loss) before Income Taxes and Cumulative Effect of Change in Accounting Principle, page 11

Please revise your discussion of GAAP results to identify the changes between periods for each income statement line item, and explain and quantify the significant business reason contributing to the changes. This discussion should be separated from your discussion of fluctuations in your non-GAAP financial results.

Response:
The Company notes the comment. Where applicable, the Company will quantify multiple reasons contributing to fluctuation between periods in future filings. The Company has rewritten certain sections of the Results of Operations, 2005 versus 2004 as follows:

RESULTS OF OPERATIONS

2005 versus 2004

Sales Sales for fiscal 2005 increased 9% compared to fiscal 2004. Foreign sales were up 28% (25% in local currency), while domestic sales were essentially flat for the year. The increase in foreign sales is largely attributable to the strong performance of our Brazilian operations in the South American markets ($11.7 million). Foreign sales were also favorably impacted by the strengthening of the U.S. dollar during fiscal 2005. Domestic sales finished flat for the year, despite the full year’s impact of the loss of the Grainger business, previously one of the Company’s three largest customers. The impact, if any, of the loss of the Grainger business is difficult to estimate as customers who had previously purchased the Company’s products through Grainger have the ability to purchase our products through other distributors.

Income (Loss) before income taxes and cumulative effect of change in accounting principle Pretax income for fiscal 2005 was $5.2 million versus a pretax loss for fiscal 2004 for $4.9 million. This represents an increase in pretax earnings of $10.1 million. This is comprised of a $10.5 million increase in gross margin, a $2.7 million increase in other income offset by a $3.1 million increase in selling, general and administrative costs. The gross margin improvement is due primarily to price increases ($1.5 million), lower headcount ($1.7 million), higher production levels and associated increase in overhead absorption ($6.3 million), CMM inventory cost in fiscal 2004 ($1.5 million), severance and relocation expenses relating to its Skipton, England and Alum Bank, Pennsylvania manufacturing facilities in fiscal 2004 ($1.0 million) offset by higher material costs ($1.0 million), the redundant personnel and occupancy costs associated with the transfer of manufacturing operations to the Dominican Republic ($1.2 million), and the benefit of a LIFO inventory liquidation ($1.6 million) in fiscal 2004. Increases from fiscal 2004 to fiscal 2005 in travel ($.5 million), commissions ($.9 million), advertising ($.8 million), salaries ($.7 million), and a $1.2 million increase in professional fees relating to Sarbanes-Oxley compliance, offset by a decrease of $1.4 million in professional fees relating to the CMM investigation, account for the major reasons for the change in selling, general and administrative costs. The increase in other income during fiscal 2005 resulted from the $1.5 million gain on the sale of the Elmhurst, IL distribution facility, the $.6 million gain on the sale of the CMM division and the $.7 million gain of the sale of the Skipton plant.

8.	Comment:
Financial Statements
Consolidated Statements of Stockholders Equity, page 23

Please present a separate column for the par value of each class of common stock.

Response:
The Company notes the comment.

The L. S. Starrett Company
Common Stock Outstanding
for the three years ended
on June 24, 2006 (in thousands)

	Common Stock Outstanding ($1 par)
	Class A	Class B	Total

Balance, June 28, 2003	5,344	1,315	6,659

Treasury shares:
Purchased	(40)		(40)
Issued	24		24
Options exercised		4	4
Conversion	69	(69)	-

Balance, June 26, 2004	5,397	1,250	6,647

Treasury shares:
Purchased	(40)	(2)	(42)
Issued	21	-	21
Options exercised	-	38	38
Conversion	80	(80)	-

Balance, June 25, 2005	5,458	1,206	6,664

Treasury shares:
Purchased	(20)	-	(20)
Issued	16	-	16
Options exercised	-	9	9
Conversion	175	(175)	-

Balance, June 24, 2006	5,629	1,040	6,669

9.	Comment:
Financial Statement
Consolidated Statements of Stockholders Equity, page 23
Note 3 - Tru-Stone Acquisition, page 27

The basis for pro forma adjustment c is unclear. Rule 11-02(b)(6) of Regulation S-X requires that pro forma adjustments be factually supportable. Adjustment c appears to be based on your anticipated future plans to consolidate facilities. Please do not include similar adjustments in pro forma financial statements in the future.

Response:
The Company notes the comment. The consolidation of the Company’s Mt. Airy granite processing facility into Tru-Stone’s facility was effectively completed by the time of the filing of the Company’s Form 10-K. The employees at the facility had been terminated and the majority of the equipment had been moved to Tru-Stone’s facility. Therefore, adjustment c was calculated with a high degree of certainty given that all necessary actions were taken and their effects known. The Company understands the requirements of Rule 11-02(b)(6) of Regulation S-X and will evaluate and comply in future filings.

10.	Comment:
Note 10 - Common Stock, page 41

Please provide the disclosures required by paragraph 84 of SFAS 123R.

Response:
The Company notes the comment. The information to be disclosed is set out below:

2004	($000)
Employee share-based payment compensation as reported	$0
Pro forma total share-based payment compensation as if Statement 123 had been applied	$57
2005
Employee share-based payment compensation as reported	$0
Pro forma total share-based payment compensation as if Statement 123 had been applied	$79
2006
Employee share-based payment compensation as reported	$62

Pro forma total share-based payment compensation as if Statement 123 had been applied	$62

	Year Ended June
	2006	2005	2004

Information as Reported
Net income ($000)	$(3,782)	$4,029	$(2,352)
Basic earnings per share ($/share)	(.57)	.61	(.35)
Diluted earnings per share ($/share)	(.57)	.61	(.35)

Information calculated as if fair value method had applied to all awards
Compensation costs related to share-based payment awards to employees, net of related tax effects ($000)	-	$44	$38
Pro-forma basic earnings per share ($/share)	-	.60	(.36)
Pro-forma diluted earnings per share ($/share)	-	.60	(.36)

11.	Comment:
Note 12 - Operating Date, page 42

Please disclose US sales separately as required by paragraph 38(a) of SFAS 131.

Response:
The Company notes the comment. The Company’s sales by geography are as follows (in thousands):

	2006	2005	2004

Sales
United States	$114,118	$114,090	$114,611
North America (other than U.S.)	10,937	10,507	8,538
United Kingdom	31,552	30,882	27,409
Brazil	55,187	47,798	35,756
Eliminations and other	(10,878)	(7,368)	(6,318)
Total	$200,916	$195,909	$179,996

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Randall J. Hylek

The L. S. Starrett Company
By: Randall J. Hylek
Treasurer and CFO

CC:    Kim O’Connor, Grant Thornton LLP
      Steve Wilcox, Ropes & Gray LLP
  John Storm, Ropes & Gray LLP